Filed Pursuant to Rule 253(g)(2)
File No. 024-10566

FUNDRISE EAST COAST OPPORTUNISTIC REIT, LLC

SUPPLEMENT NO. 10 DATED AUGUST 3, 2017
TO THE OFFERING CIRCULAR DATED SEPTEMBER 30, 2016

This document supplements, and should be read in conjunction with, the offering circular of Fundrise East Coast Opportunistic REIT, LLC (the “Company”, “we”, “our” or “us”), dated September 30, 2016 and filed by us with the Securities and Exchange Commission (the “Commission”) on October 5, 2016 (the “Offering Circular”). Unless otherwise defined in this supplement, capitalized terms used in this supplement shall have the same meanings as set forth in the Offering Circular.

The purpose of this supplement is to disclose:

•	Status of our Public Offering;
•	Promissory Grid Note; and
•	Asset Update.

Status of our Offering

As previously discussed in the Offering Circular, we commenced our public offering pursuant to Regulation A (the “Offering”) of $50,000,000 in common shares on October 5, 2016.

As of August 1, 2017, we had raised total gross offering proceeds of approximately $19.8 million from settled subscriptions (including the $101,000 received in the private placements to our sponsor, Rise Companies Corp., and Fundrise, LP, an affiliate of our sponsor), and had settled subscriptions in our Offering and private placements for an aggregate of approximately 2.0 million of our common shares.

The Offering is expected to terminate on or before September 29, 2018, unless extended by our manager, Fundrise Advisors, LLC (our “Manager”), as permitted under applicable law and regulations.

Third Amended and Restated Promissory Grid Note

On July 31, 2017, we entered into a Third Amended and restated Promissory Grid Note (the “Third Amended and Restated Promissory Grid Note”), as borrower, with Rise Companies Corp. (“Lender”) as the lender thereto. Lender is the parent company and sole member of our Manager. Accordingly, prior to entering into the Third Amended and Restated Promissory Grid Note, Manager’s independent representative reviewed and approved of the terms of the Third Amended and Restated Promissory Grid Note. The Third Amended and Restated Promissory Note replaces the earlier Second Amended and Restated Promissory Grid Note by and between Lender and the Company, dated as of April 30, 2017.

Availability

The Third Amended and Restated Promissory Grid Note is a revolving line of credit in the aggregate principal amount of $10 million. The aggregate amount of the loans made under the Third Amended and Restated Promissory Grid Note, together with the aggregate amount of any other loans made under any other promissory grid notes that the Lender may enter into with other real estate investment trusts it has sponsored, shall at no time exceed $10 million. As of July 31, 2017, there were six (6) other similar promissory grid notes outstanding.

Collateral

The Third Amended and Restated Promissory Grid Note is an unsecured line of credit.

Interest

Any principal drawn down under the Third Amended and Restated Promissory Grid Note shall bear interest at a rate equal to 3.0% per annum, calculated on a 30-day month / 360-day year basis.

Maturity Date

All outstanding principal and interest on the Third Amended and Restated Promissory Grid Note is due and payable on October 31, 2017.

Purpose

While there are no restrictions on the use of the proceeds received under the Third Amended and Restated Promissory Grid Note, the Company intends to use the proceeds for asset acquisitions.

The foregoing description of the Third Amended and Restated Promissory Grid Note does not purport to be complete.

Asset Update

Update to Controlled Subsidiary Investment - Enclave at Lake Ellenor JV, LLC

Interior unit renovations are complete at the Enclave at Lake Ellenor, an asset acquired last year by the RSE REM Controlled Subsidiary. We directly acquired ownership of a “majority-owned subsidiary”, Enclave at Lake Ellenor JV, LLC (the “RSE REM Controlled Subsidiary”), for an initial purchase price of $7,650,000, which is the initial stated value of our equity interest in the RSE REM Controlled Subsidiary (the “RSE REM Investment”). The Enclave at Lake Ellenor is a stabilized 296-unit multifamily apartment building located in Orlando, Florida that follows the “buy, fix, and cash-flow” strategy. This strategy aims to invest in low-to-moderate cost housing with the intention to complete renovations to boost cash-flow. Since the asset was acquired, the sponsor has completed interior renovations on all 296 units in the property. Unit renovations included updates to the kitchen with new appliances, plank flooring in wet areas and throughout the main area, and updates to the bathrooms.

Exterior renovations are underway with the completion of an outdoor kitchen, a dog park, and renovations to the pool. Renovations are progressing ahead of schedule with the remaining exterior renovations expected to be complete by the end of 2017. There can be no guarantee that this anticipated timetable will be achieved. Residents at Enclave at Lake Ellenor have expressed positive feedback about both the in-unit and common area renovations.

The current price per sq ft has exceeded our original pro forma rate for the units. As of June, renovated vacant units have re-leased at an average of approximately $218 higher than original rents, equating to an average percent increase of roughly 24%. These calculations are weighted by the property’s unit mix. The building was approximately 97% leased at the end of June, with renewals coming in roughly $80 higher than the previous year.